UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COLORADO FINANCIAL SERVICE CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

188 INVERNESS DRIVE WEST, SUITE 100
                          (No. and Street)

CENTENNIAL	COLORADO	80112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHESTER HEBERT	303-962-7267	CHET.HEBERT@COLORADOFSC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
                     (Name – if individual, state last, first, and middle name)

80 WASHINGTON ST	NORWELL	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMESON THON _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COLORADO FINANCIAL SERVICE CORPORATION _____, as of DECEMBER 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COLORADO FINANCIAL SERVICE CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

Colorado Financial Service Corporation

Index to Financial Statements



LMHS, P.C.
Certified Public Accountants and Advisors


Report of Independent Registered Public Accounting Firm


To The Owner
Colorado Financial Service Corporation
Centennial, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation, as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Colorado Financial Service Corporation, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as Colorado Financial Service Corporation's auditor since 2021.

Norwell, Massachusetts

March 19, 2026



Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



A member of
mgiworldwide

Colorado Financial Service Corporation

Statement of Financial Condition

December 31, 2025

Assets

		December 31, 2025
Current Assets		
Cash	$	1,733,000
Cash held at Proprietary Accounts of Introducing Brokers		26,436
Concession and revenue receivable		243,541
Other Receivables		10,144
Total Current Assets		2,013,121
Other Assets		
Right of Use Asset - Operating		394,102
Total Other Assets		394,102
Total Assets	$	2,407,223

Liabilities and Shareholder's Equity

Current Liabilities		
Current Portion of Long-Term Lease Obligation	$	129,430
Accounts Payable and Accrued Expenses		98,483
Total Current Liabilities		227,913
Long-Term Liabilities		
Lease Obligation		280,604
Total Long-Term Obligation		280,604
Total Liabilities		508,517
Shareholder's Equity		
Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding		100
Additional paid-in capital		48,770
Retained earnings		1,849,836
Total Shareholder's Equity		1,898,706
Total Liabilities and Shareholder's Equity	$	2,407,223

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Statement of Income

January 1, 2025 through December 31, 2025

	Year Ended December 31, 2025
Revenues	
Investment Banking	$ 695,001
Private Placements and Engagement Fee	1,031,326
Commissions	1,496,753
Advisory Fees and Transaction Services	1,701,733
Other Income	6,408
Total Revenues	4,931,221
Expenses	
Commissions	3,607,729
Occupancy (Note 8)	126,019
Management fees (Note 2)	673,000
Administrative fees (Note 2)	91,777
Profit-sharing Expense (Note 2)	103,055
Advertising (Note 9)	1,438
Bank Expense	3,030
Membership and Subscriptions	3,012
Professional Fees	27,849
Recruiting and Corporate Training	5,261
Technology and Software	150,118
State Income Taxes	850
Other general and administration expenses	25,593
Total Expenses	4,818,731
Net Income	$ 112,490

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Notes to Financial Statements
Note 1: Organization, Presentation and Summary of Significant Accounting Policies

Organization and Business
Colorado Financial Service Corporation (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of Colorado National Corp. (Parent). The Company's primary source of revenue is commissions and is received from different sources listed below.

The Company is engaged in a dual line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(ii), and as a registered investment advisor. The non-covered Company's activities/ other eligible activities are not required to comply with the requirements of SEC Rule 15c-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073.

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition from Contracts with Customers
Following disclosures discuss the company's revenue recognition and accounting policies as governed by topic 606, revenue from contracts with customers.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Private Placement and Engagement Fee
All investor capital is introduced to third party issuers. The agreements with third parties vary by agreement but result in the Company receiving a commission percentage based on the amount of capital raised from investors. The Company also provides marketing and consulting services to customers which includes solicitation of investors for customers that want to raise funds. The Company's performance obligation to the customer is considered completed on the closing date of the transaction.

6

Commissions

The Company receives commissions for the sale of mutual funds, insurance policies, stocks and bonds and other financial products to customers on a fully disclosed basis or direct with insurance company or mutual fund. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Advisory Fees and Transaction Services

The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Performance Obligations Satisfied at a Point in Time	$	3,229,488
Performance Obligations Satisfied Over Time		1,701,733
Total Revenue	$	4,931,221

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable

Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes

For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income.

The Company may account for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2022 to 2025 are subject to review by the Internal Revenue Service.

Notes to Financial Statements

Note 2: Related Party Transactions

The Company, through a shared service agreement, paid to The Compliance Department, a related entity owned by Chester Hebert, a management fee totaling $673,000 and an administrative fee totaling $91,777 during the year ended December 31, 2025. The management fee pertains to employee salaries and bonuses. The administrative fee includes: copier lease, phones/internet, and general office admin fees and supplies. The Company pays an estimated profit share to its Parent. For the year ending December 31, 2025, this amount was $103,055.

Note 3: Fair value of marketable securities

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2025.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Note 4: Shareholder's Equity and Net Capital and Minimum Net Capital Requirements

The Company is authorized to issue 100,000 shares of its no par value common stock. The Company has issued 100 shares.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $1,888,562, which was $1,881,997 in excess of its required net capital of $6,565. Company's aggregate indebtedness to net capital ratio was .052 to 1 as of December 31, 2025

Note 5: Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives place money with funds, all of which are independent. The Company itself does not take discretionary control over any account, monies or funds. The funds and fund managers to which the Company introduces investors pay the Company either a portion of the management and performance fees received by the fund or a commission which is a percentage of the assets raised. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

As of December 31, 2025, the Company has deposits in banks in excess of the FDIC insured amount of $250,000 in the amount of $1,482,951.

Note 6: Litigation and Settlement

As of December 31, 2025, the Company is still a defendant in a litigation concerning investment products. The Company intends to vigorously defend this case as it proceeds through the civil class action process. The Company believes that it maintains sufficient errors and omissions insurance coverage for any adverse decision that may result from the litigation. The Company has not accrued any liability as it currently cannot address if the claim is probable or foreseeable.

Note 7 –Subsequent Review

The Company has performed an evaluation of subsequent events through March 19, 2026, which is the date the financial statements were available to be issued. There are no events that have occurred which need additional disclosure.

Note 8- Lease Obligations

The Company leases it facilities under an operating lease expiring on the last day of April, 2029 at 188 Inverness Drive West, Suite 100 Centennial, Colorado, 80112. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2025.

Total Lease Amount

2026	$129,430
2027	$131,432
2028	$133,433
2029	$ 44,700
Total Undiscounted Lease Payments	$438,995
Less Interest:	($ 28,961)
Total Lease Liabilities	$410,034

Total rental expenses for the year ended December 31, 2025 was $126,019 for the above lease.

In accordance with ASC 842, the company recognizes the right of use (ROU) assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation. The interest rate used in calculating the present value of the lease obligation was 3.15%.

Note 9: Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2025, advertising costs amounted to $1,438.

Note 10: Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, Investment Banking, Private Placement and Engagement Fee, Commissions, and Advisory Fees and Transaction Services. The company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

Notes to Financial Statements

Note 11: Credit Losses

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and the Company does not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received.

Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of its accounts receivable and the projected loss rate of its receivables. The Company writes off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The Company did not write off any investments for the year ended December 31, 2025. The adoption of the standard did not have a material impact on the Company's Financial Statements.